Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	14:12 26-Jan-06

RNS Number:5066X
Wolseley PLC
26 January 2006

Wolseley plc confirms that on 26 January 2006 the following share transactions over ordinary shares of 25 pence each in the capital of the Company have, today, taken place by executive directors under the Wolseley Executive Share Option Scheme 1989 (the Scheme):

(1)	Mr R H Marchbank, Chief Executive Europe, further increased his shareholding in the Company on 26 January 2006 by 11,076 ordinary shares. Mr Marchbank exercised the under-noted share options under the terms of the Scheme and subsequently sold a total of 3,924 shares at 1340p per share.

Director's Name	No. of options	Exercise price	Date of
	exercised	per share (in pence)	transaction

Mr R H Marchbank	15,000	349.75p	26.01.2006

(2)	Mr S P Webster, Group Finance Director, further increased his shareholding in the Company on 26 January 2006 by 6,450 ordinary shares. Mr Webster exercised the under-noted share ptions under the terms of the Scheme and subsequently sold 16,000 shares at a price of 1340p per share:

Director's Name	No. of options	Exercise price	Date of
	exercised	per share (in pence)	transaction

S P Webster	2,450	483.50p	26.01.2006
	20,000	381.00p

As a result of the above transactions, Mr Marchbank now holds a total of 23,891 ordinary shares and Mr Webster now holds 44,655 ordinary shares in the capital of the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END